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                                                                     EXHIBIT 2.2

                               December 1, 1998

Stephen S. Gray, Trustee
c/o The Recovery Group
270 Congress Street
Boston, MA 02210

Dear Mr. Gray:

     Reference is made to an offer dated November 13, 1998, as amended and filed with the United States Bankruptcy Court for the District of Massachusetts (Eastern District) (the "Court") on November 24, 1998 (as amended, the "Bid") in jointly administered Case Nos. 97-21385CJK through 97-21389CJK (the "Chapter 11 Case") and to an Order of Sale entered by the Court on November 25, 1998 (the "Sale Order") approving the sale on the terms and conditions set forth in the Bid. Capitalized terms used in this letter agreement shall have the same meanings herein as in the Bid.

     Pursuant to the Bid and the Order, the parties have agreed that:

Purchase by ATG Nuclear. ATG Nuclear Services L.L.C. ("ATG Nuclear") will purchase the Wet Waste Assets from the Trustee (including the assets and real estate located in South Carolina) at 12:01 a.m. on December 1, 1998 (the "First Closing") under a Bill of Sale and related closing documents in form and scope satisfactory to the parties executed and delivered by the Trustee. Notwithstanding the foregoing, the accounts receivable generated from the Wet Waste Business outstanding as of the date hereof (the "Wet Waste Receivables") shall be held back from the Wet Waste Assets until the earlier to occur of: (i) the posting of the letter of credit as provided for in Section 4(c) hereof or
(ii) the amount deposited in the Collateral Account (as defined below) equaling or exceeding $1,800,000.

Purchase by ATG Catalytics. ATG Catalytics L.L.C. ("ATG Catalytics") will purchase the CEP Assets (other than certain intellectual property belonging to QC and the Fall River assets, which are referred to herein as the "QC Assets") as of December 1, 1998 from the Trustee which shall be conveyed and delivered immediately upon the earlier of (i) December 4, 1998 or (ii) the issuance of an operating license by the State of Tennessee pursuant to which ATG Catalytics is empowered to operate the CEP Assets (the "Second Closing") under a Bill of Sale and related closing documents in form and scope satisfactory to the parties
executed and delivered by the Trustee.   Notwithstanding the foregoing, the
accounts receivable generated from the CEP Business outstanding as of the date hereof or arising on or after the date hereof through the Second Closing (the "CEP Accounts Receivable" and, together with the Wet Waste Receivables, the "Receivables") shall be held back from the CEP Assets until the earlier to occur of: (i) the posting of the letter of credit as provided for in Section 4(c) hereof or (ii) the amount deposited in the Collateral Account equaling or exceeding $1,800,000.

Purchase by Quantum Catalytic. Quantum Catalytic LLC ("QC") will purchase the QC Assets from the Trustee at the First Closing under a Bill of Sale and related closing documents in form and scope satisfactory to the parties executed and delivered by the Trustee.
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Consideration.  The consideration paid to the Trustee will be as follows:
For the Wet Waste Assets, $10,500,000 paid in cash by ATG Nuclear at the First Closing ($1,050,000 of which was released at the First Closing from an escrow of previously deposited funds) together with its Promissory Note in the principal amount of $1,000,000, payable in full on the first anniversary of the closing (the "Promissory Note").

For the CEP Assets, ATG Catalytics will make a payment of five percent (5%) of annual EBITDA arising from the ongoing operations of and/or generation of revenues from the CEP Business and/or the CEP Assets and QC will make a payment of five percent (5%) of annual EBITDA arising from the ongoing operations of and/or generation of revenues from the QC Business and/or the QC Assets, each such payment payable each calendar year commencing January 1, 1999 for a period of five years from the Closing (together the "EBITDA Payments"). The EBITDA Payments will be in the minimum amount of $800,000 per year for each year of the five-year period, and will be due 90 days following the end of each calendar year during such five-year period. In the event of a sale of all or substantially all of the CEP Business (other than the QC Assets) at any time during such five-year period, ATG Catalytics shall make the payments required by
Part II, Section 2(d) of the Bid.

The Promissory Note and the EBITDA Payments will be guaranteed by ATG Inc. ("ATG"), the parent of ATG Nuclear and ATG Catalytics, pursuant to the terms of a Guaranty executed simultaneously herewith. ATG's guaranty of payment of the Promissory Note and the first of the EBITDA Payments (in the amount of $800,000) (the "Guaranteed Payments") will be secured by a letter of credit in form, scope and substance satisfactory to the Trustee, with such letter of credit to be in place within thirty (30) days of the date hereof; provided, however, that until the letter of credit is issued, any proceeds collected from the Receivables shall be deposited in a segregated, interest-bearing account (the "Collateral Account") (subject to the provisions of Section 6(b) hereof). The principal balance of the Collateral Account shall not exceed $1,800,000, exclusive of accrued interest. In the event that the principal balance in the Collateral Account equals or exceeds $1,800,000, any additional proceeds collected from the Receivables shall be turned over to ATG. The Collateral Account shall secure the Guaranteed Payments. In the event that the letter of credit is not issued and to the extent there is a default under the Guaranty with respect to the Guaranteed Payments, the Trustee shall apply the funds in the Collateral Account to satisfy the Guaranteed Payments. In the event that the Guaranteed Payments are paid in full, (i) if the letter of credit has been issued, it shall be terminated or (ii) if the letter of credit has not been issued, the funds in the Collateral Account shall be returned to ATG. The Trustee shall be entitled to withdraw up to $225,000 from the Collateral Account to pay Estate expenses incurred prior to the date hereof; provided, that the Trustee shall deposit in the Collateral Account an amount equal to the amounts so withdrawn (together with interest thereon at the rate of interest earned on the cash collateral referred to below) upon receipt of the proceeds of the cash collateral supporting the South Carolina letter of credit.

For the QC Assets, QC will pay (i) $100,000 in cash at the First Closing and
(ii) its portion of the EBITDA Payments as set forth in Section 4(b) hereof. In the event of a sale of all or substantially all of the QC Assets at any time during the five-year period commencing on the Closing, QC shall make the payments required by Part II, Section 2(d) of the Bid.

Attached as Exhibit A hereto is a schedule setting forth the prepayments made to vendors prior to the First Closing for services to be rendered after the First Closing, which amount ATG has paid to the Trustee. In the event that the contracts set forth on Exhibit A hereto that are marked with an asterisk are terminated after the Second Closing and to the extent there exists any balance
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outstanding with respect to the amounts prepaid under such contracts, the
Trustee shall reimburse to ATG, or its nominee, such balance. Any other adjustments to the purchase price shall be made in accordance with Part I,
Section 24 or Part II, Section 24 of the Bid, as the case may be.

For the purposes contained herein as well as for purposes of the Bid, "EBITDA" shall be defined as earnings before interest, taxes, depreciation and amortization, as determined in accordance with generally accepted accounting principles. In addition to the foregoing, for purposes of calculating the EBITDA payment, any bonuses and other extraordinary compensation payable to officers, directors or shareholders shall not be included in such calculation.

Trustee's Title to Bear Creek Facility. For the period from the First Closing to the Second Closing (the "Interim Period") the portion of the Wet Waste Assets and CEP Assets constituting the Bear Creek Facility and all operations thereof shall continue under the exclusive jurisdiction and control of the Trustee and there shall be no transfer of ownership or title with respect to such assets (including without limitation all such assets comprising real property) to any third party by the Trustee until the Second Closing.

Operation of Bear Creek Facility During Interim Period.

a) ATG Catalytics agrees that, during the Interim Period, ATG Catalytics shall bear the costs of the operations of the Bear Creek Facility, which the Trustee shall endeavor to operate in accordance with the budget attached to this letter agreement as Exhibit B (the "Budget"). The parties agree further that all accounts receivable generated or collected during the Interim Period in respect of the Bear Creek Facility shall be for the benefit of ATG Catalytics, except as provided in Section 4(c) hereof, it being the intention of the parties that ATG Catalytics shall bear the costs, and benefit from the revenues, of the Bear Creek Facility during the Interim Period as though it had been transferred from the Trustee to ATG Catalytics at the First Closing. The parties covenant and agree that solely with respect to the Bear Creek Facility the Trustee shall continue to operate such facility in the same manner and method as previously operated by the Trustee, including, without limitation, the continued employment of all employees associated with such facility to the extent not employed by ATG Nuclear or QC.

b) During the Interim Period, the Trustee with the consent of its post-petition lender shall utilize the cash collateral of the post-petition lender to pay the operating costs of the Bear Creek Facility during the Interim Period (the "Operating Costs"). The Operating Costs shall be reimbursed by ATG on a daily basis. To the extent that the Operating Costs are not reimbursed on or before the expiration of five days after the Interim Period, the Trustee, upon prior telephonic notice or telefax notice to ATG's counsel, may withdraw funds held in the Collateral Account for reimbursement to the Estate, and such withdrawal shall not effect the requirements of Section 4(c) hereof. Notwithstanding the foregoing, in the event that the post-petition lender does not consent to the use of its cash collateral to pay the Operating Costs, ATG agrees to establish an account for the benefit of the Trustee in an amount equal to the costs expected to be incurred for the operation of the Bear Creek Facility in accordance with the Budget (the "Operating Cost Account"). Such funds may be withdrawn by the Trustee to pay any and all operating costs of the Bear Creek Facility incurred during the Interim Period. To the extent that the actual costs of operation of the Bear Creek Facility during the Interim Period are less than the amount deposited in the Operating Cost Account, such excess funds shall be transferred to the Collateral Account, subject to the limitation provided in Section 4(c) above.
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Attached hereto as Exhibit C is a schedule setting forth the Good Current
Assets. Pursuant to such schedule, the parties acknowledge and agree that there is no adjustment to the purchase price pursuant to Part I, Section 2(e) of the Bid.

The parties hereby agree to cooperate with each other with respect to the transfer of utility accounts. To the extent there exists any deposits paid by the Bankruptcy Estates, such deposits shall be returned to the Trustee.

Post-Closing Issues

     a) The parties agree to cooperate in undertaking the appropriate measures to have the letters of credit referenced in the Bid terminated, cancelled and returned. Upon the termination of such letters of credit and the receipt by the Trustee of the cash collateral securing such letters of credit, the Trustee shall remit to QC the sum of $91,000, and to ATG, or its nominee, the sum of $1,600,000, together with all interest thereon. Any additional funds associated with such letters of credit shall be retained by the Trustee.

     b) The cash in the approximate amount of $140,000 to secure the performance of the Kepco contract (Contract No. KH972NN800) shall be returned to the Trustee upon the performance of the obligations under such contract to the extent that such funds would be and are returned in accordance with the terms of such contract.

     c) ATG has determined that the fair market value of the assets to be purchased pursuant to the Bid does not exceed the "size of the transaction" test under the HSRA.

     d) ATG Nuclear or QC, as the case may be, shall pay the salaries of the Selected Employees accrued from and after the First Closing.

     e) ATG Nuclear shall reimburse the Trustee for all expenses of the Trustee associated with licenses, insurance, regulatory filings and permits that are necessary or appropriate for ATG Nuclear's operation of the South Carolina Facility pursuant to Part I, Section 8 of the Bid and incurred after the First Closing.

     f) The Trustee shall pay the outstanding real estate taxes associated with the South Carolina property which accrued prior to the First Closing, which amount is approximately $6,200. With respect to the Bear Creek Facility, the Trustee shall pay the outstanding real estate taxes associated with such facility which accrued prior to the First Closing, unless the Trustee reasonably believes that the payment of such taxes would require a court order, in which case the Trustee shall use his best efforts to obtain such court order.

     g) The parties agree to coordinate their efforts and cooperate with each other regarding the termination of Wet Waste Employees and CEP Employees by the Trustee.

     h) The parties agree that the Exclusion Notice Date with respect to executory contracts referenced in Part II, Section 5 shall be extended to the date of the Second Closing.

Miscellaneous Provisions

     a)   To the extent not explicitly modified by this letter agreement, the
Bid shall remain in full force and effect.
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     b)   This letter agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without application of its principles of conflict of laws.

b) This letter agreement may be executed in counterparts and shall constitute a single document.

Further Assurances. The parties each agree to execute all such documents and take all such actions after the date hereof as any other party shall reasonably request in connection with carrying out and effectuating the intent and purpose hereof and all transactions and things contemplated by this letter agreement, including, without limitation, the execution and delivery of any and all confirmatory and other documents in addition to those to be delivered simultaneously with the execution hereof and all actions which may reasonably be necessary or desirable to complete the transactions contemplated hereby.
Without limiting the foregoing, the parties expressly agree and acknowledge that ATG Nuclear, ATG Catalytics and/or QC (collectively, the "Buyers") shall make available at the reasonable request of the Trustee, within five (5) days written notice, any and all books and records requested by the Trustee, in his sole and complete discretion, including, but not limited to, any and all original documents. The Buyers further agree to use their best efforts to preserve the books and records until the closing of the respective Bankruptcy Estates.

[Remainder of Page Intentionally Left Blank]

                              Sincerely,



                              ATG INC.

                              By:__________________________________________




                              ATG NUCLEAR SERVICES L.L.C.

                              By:__________________________________________




                              ATG CATALYTICS L.L.C.

                              By:__________________________________________




                              QUANTUM CATALYTIC LLC

                              By:__________________________________________


Accepted and agreed:

___________________________________
Stephen S. Gray, as Trustee
and not individually